SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

HAVERTY FURNITURE COMPANIES, INC.

(Name of Issuer)
Class A Common Stock, $1.00 par value

(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Amy Wilson
Bryan Cave LLP
One Atlantic Center
Fourteenth Floor
1201 West Peachtree Street, NW
Atlanta, Georgia 30309
Telephone: (404) 572-6926

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 28, 2015

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☑.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Frank S. McGaughey III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 65,985 Shares of Class A Common Stock
	8	SHARED VOTING POWER 72,392 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 65,985 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 72,392 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,377 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ridge Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 72,392 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 72,392 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,392 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard N. McGaughey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 5 of 6 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2012 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 15, 2012, Amendment No. 2 filed with the SEC on May 15, 2013, Amendment No. 3 filed with the SEC on July 18, 2013, Amendment No. 4 filed with the SEC on December 17, 2013 and Amendment No. 5 filed with the SEC on January 13, 2015 (together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”) with respect to the Class A common stock, par value $1.00 per share (the “Class A Common Stock”), of the Company.  This Amendment No. 6 reflects updated information regarding the beneficial ownership of the other Class A Shareholders (as defined below).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.  The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 5 is hereby amended and restated in its entirety to read as follows:
(a)	The Reporting Persons beneficially own an aggregate 138,377 shares or 6.7% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended March 31, 2015, which reported that 2,080,605 shares of Class A Common Stock were outstanding as of April 30, 2015.
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Class A Shareholders as described in Item 6 below.  If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,555,546 shares or 74.8% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
(b)	Mr. F. McGaughey holds sole voting and dispositive power with respect to 65,985 shares held by him. Mr. F. McGaughey is the general partner of Ridge Partners and may be deemed to hold shared voting and dispositive power with respect to the 72,392 shares held by Ridge Partners. Mr. F. McGaughey disclaims beneficial ownership of the shares held by Ridge Partners except to the extent of his pecuniary interest therein.
Mr. R. McGaughey does not currently hold any Class A Common Stock. Mr. R. McGaughey disclaims beneficial ownership of the shares held by the other Reporting Persons except to the extent of his pecuniary interest therein.
(c)	Except as set forth on Schedule 1 hereto, no other recent transactions in Class A Common Stock were effected by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.
(d)	Not applicable.
(e)	Not applicable.

CUSIP No. 419596-20-0	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 25, 2015
FRANK S. MCGAUGHEY III

By:  /s/ Frank S. McGaughey III
Frank S. McGaughey III

RICHARD N. MCGAUGHEY

By:  /s/ Richard N. McGaughey
Richard N. McGaughey

RIDGE PARTNERS, L.P.

By:  /s/ Frank S. McGaughey III
Frank S. McGaughey III
General Partner

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons
1.	Frank S. McGaughey III
No transactions.
2.	Ridge Partners, L.P.
No transactions.
3.	Richard N. McGaughey
No transactions.
4.	H5, L.P.
No transactions.
5.	J. Rawson Haverty, Jr.
Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
2/12/2015	Acquisition	665	N/A	By will or the laws of descent and distribution
6/12/2015	Disposition	3,616	N/A	Conversion[1]

6.	Marital Trust
No transactions.
7.	Marital Trust B
No transactions.
8.	MMH Trust
No transactions.
9.	Clarence H. Smith

1 Conversion of Class A Common Stock held by Mr. Haverty into common stock of the Company.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
2/12/2015	Acquisition	666	N/A	By will or the laws of descent and distribution
5/28/2015	Acquisition	21,400	N/A	Conversion[2]

1.	Villa Clare Partners, L.P.
No transactions.

2 Conversion of common stock held by Mr. Smith into Class A Common Stock of the Company.